ISSUER FREE WRITING PROSPECTUS
(RELATING TO PRELIMINARY PROSPECTUS SUPPLEMENT
DATED MARCH 2, 2011)
FILED PURSUANT TO RULE 433
REGISTRATION NUMBER 333-166566
THE JONES GROUP INC.
JONES APPAREL GROUP HOLDINGS, INC.
JONES APPAREL GROUP USA, INC.
JAG FOOTWEAR, ACCESSORIES AND RETAIL CORPORATION
$300,000,000 6.875% Senior Notes due 2019
Final Pricing Term Sheet
March 2, 2011
This Final Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Final Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Issuers:	The Jones Group Inc.; Jones Apparel Group Holdings, Inc.; Jones Apparel Group USA, Inc.; JAG Footwear, Accessories and Retail Corporation

Securities:	6.875% Senior Notes due 2019 (“Notes”)

Amount:	$300,000,000

Coupon (Interest Rate):	6.875%

Yield:	6.875%

Spread to Benchmark Treasury:	380 bps

Benchmark Treasury:	2.750% due February, 2019

Scheduled Maturity Date:	March 15, 2019

Public Offering Price:	100.00% plus accrued interest, if any, from March 7, 2011

Gross Proceeds:	$300,000,000

Underwriting Discount:	2.00% of gross proceeds

Net Proceeds to Issuer before Estimated Expenses:	$294,000,000

Net Proceeds to Issuer after Estimated Expenses:	$293,177,500

Payment Dates:	March 15 and September 15 of each year, commencing on September 15, 2011

Record Dates:	March 1 and September 1 of each year

Redemption	The Notes will be redeemable in whole at any time or in part from time to time, at the Issuers’ option, at a redemption price equal to the greater of:

(1) 100% of the principal amount of the Notes then outstanding to be redeemed; or

(2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed discounted to the date of redemption at the applicable treasury rate, plus 50 basis points.

Change of Control Triggering Event:	Upon the occurrence of a change of control triggering event (defined as a rating of lower than investment grade during a change of control trigger period), each holder of Notes will have the right to require the Issuers to purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

CUSIP:	48020U AA6

ISIN:	US48020UAA60

Distribution:	SEC Registered (Registration No. 333-166566)

Listing:	None

Trade Date:	March 2, 2011

Settlement Date:	March 7, 2011 (T+3)

Underwriting

Principal Amount
Underwriter	of Notes
Citigroup Global Markets Inc.	$120,000,000
J.P. Morgan Securities Inc.	99,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	24,000,000
SunTrust Robinson Humphrey, Inc.	24,000,000
Wells Fargo Securities, LLC	24,000,000
Goldman, Sachs & Co.	9,000,000

Total	$300,000,000

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth above. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.375% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of the notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms
The Issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuers have filed with the SEC for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Citigroup Global Markets Inc. at the following address: Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220 or by calling toll-free at: 800-831-9146.
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